Exhibit 21.1

Subsidiaries of RiverBanc Multifamily Investors, Inc.

Name	State of Incorporation or Formation
RiverBanc Multifamily LP	Delaware
RB Multifamily Investors LLC	Delaware
RMI I LLC	Delaware
RMI II LLC	Delaware
RMI III LLC	Delaware
BentTree JV Holdings LLC	Delaware
RiverBanc Multifamily Investors TRS, Inc.	Delaware